CUSIP No. 67019U 10 1                                          Page 1 of 9 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)1

                NTELOS Inc. (formerly CFW Communications Company)
       -----------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
       -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   67019U 10 1
       -----------------------------------------------------------------
                                 (CUSIP Number)

       Welsh, Carson, Anderson                William J. Hewitt, Esq.
         & Stowe                              Reboul, MacMurray, Hewitt
       320 Park Avenue, Suite 2500              & Maynard
       New York, New York  10022              45 Rockefeller Plaza
       Attention: Jonathan Rather             New York, New York  10111
       Tel. (212) 893-9500                    Tel. (212) 841-5700

       -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 8, 2002
       -----------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     -----------------------
     1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 67019U 10 1                                          Page 2 of 9 Pages


1)   Name of Reporting Person                 Welsh, Carson, Anderson
     and I.R.S. Identification                     & Stowe VIII, L.P.
     No. of Above Person, if
     an Entity (Voluntary)
------------------------------------------------------------------------------
2)   Check the Appropriate Box                          (a) [X]
     if a Member of a Group                             (b) [ ]
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3)   SEC Use Only
------------------------------------------------------------------------------
4)   Source of Funds                                 Not Applicable
------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                            Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
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6)   Citizenship or Place
     of Organization                                    Delaware
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Number of                           7)   Sole Voting      4,329,727 shares of
Shares Beneficially                        Power          Common Stock
Owned by Each                                             (issuable upon
Reporting Person                                          exercise of warrants
With                                                      and conversion of
                                                          preferred stock)
                                    ------------------------------------------
                                    8)   Shared Voting
                                              Power            -0-
                                    ------------------------------------------
                                    9)   Sole Disposi-    4,329,727 shares of
                                            tive Power    Common Stock
                                                          (issuable upon
                                                          exercise of warrants
                                                          and conversion of
                                                          preferred stock)
                                    ------------------------------------------
                                    10)  Shared Dis-
                                           positive Power      -0-
                                    ------------------------------------------
11)  Aggregate Amount Beneficially            4,329,727 shares of
     Owned by Each Reporting Person           Common Stock
                                              (issuable upon exercise of
                                              warrants and conversion of
                                              preferred stock)
------------------------------------------------------------------------------
12)   Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares
------------------------------------------------------------------------------
13)   Percent of Class
      Represented by                                      20.0%
      Amount in Row (11)
------------------------------------------------------------------------------
14)   Type of Reporting
      Person                                                 PN

CUSIP No. 67019U 10 1                                          Page 3 of 9 Pages

1)   Name of Reporting Person                 Welsh, Carson, Anderson
     and I.R.S. Identification                       & Stowe IX, L.P.
     No. of Above Person, if
     an Entity (Voluntary)
------------------------------------------------------------------------------
2)   Check the Appropriate Box                          (a) [X]
     if a Member of a Group                             (b) [ ]
------------------------------------------------------------------------------
3)   SEC Use Only
------------------------------------------------------------------------------
4)   Source of Funds                                 Not Applicable
------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                            Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                    Delaware
------------------------------------------------------------------------------
Number of                           7)   Sole Voting    4,329,727 shares of
Shares Beneficially                        Power        Common Stock
Owned by Each                                           (issuable upon
Reporting Person                                        exercise of warrants
With                                                    and conversion of
                                                        preferred stock)
                                    ------------------------------------------
                                    8)   Shared Voting
                                           Power               -0-
                                    ------------------------------------------
                                    9)   Sole Disposi-  4,329,727 shares of
                                           tive Power   Common Stock
                                                        (issuable upon
                                                        exercise of warrants
                                                        and conversion of
                                                        preferred stock)
                                    ------------------------------------------
                                    10)  Shared Dis-
                                           positive Power      -0-
                                    ------------------------------------------
11)  Aggregate Amount Beneficially            4,329,727 shares of
     Owned by Each Reporting Person           Common Stock
                                              (issuable upon exercise of
                                              warrants and conversion of
                                              preferred stock)
------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                       20.0%
     Amount in Row (11)
------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                                  PN

CUSIP No. 67019U 10 1                                          Page 4 of 9 Pages

1)   Name of Reporting Person                     WCAS Capital
     and I.R.S. Identification                       Partners III, L.P.
     No. of Above Person, if
     an Entity (Voluntary)
------------------------------------------------------------------------------
2)   Check the Appropriate Box                          (a) [X]
     if a Member of a Group                             (b) [ ]
------------------------------------------------------------------------------
3)   SEC Use Only

------------------------------------------------------------------------------
4)   Source of Funds                                 Not Applicable

------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                            Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                    Delaware
------------------------------------------------------------------------------
Number of                           7)   Sole Voting    300,000 shares of
Shares Beneficially                        Power        Common Stock
Owned by Each                                           (issuable upon
Reporting Person                                        exercise of
With                                                    warrants)
                                    ------------------------------------------
                                    8)   Shared Voting
                                           Power               -0-
                                    ------------------------------------------
                                    9)   Sole Disposi-  300,000 shares of
                                           tive Power   Common Stock
                                                        (issuable upon
                                                        exercise of
                                                        warrants)
                                    ------------------------------------------
                                    10)  Shared Dis-
                                           positive Power      -0-
                                    ------------------------------------------
11)  Aggregate Amount Beneficially            300,000 shares of
     Owned by Each Reporting Person           Common Stock (issuable upon
                                              exercise of warrants)
------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                        1.7%
     Amount in Row (11)
------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                                  PN

CUSIP No. 67019U 10 1                                          Page 5 of 9 Pages

                         Amendment No. 1 to Schedule 13D
                         -------------------------------

          Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on August 29, 2000 (the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

          The Schedule 13D is hereby amended as follows:

Item 1.   Security and Issuer.
          -------------------

          Item 1 is hereby amended to reflect that effective December 2000 the name of the Issuer was changed to NTELOS Inc., a Virginia corporation ("NTELOS" or the "Issuer").

Item 2.   Identity and Background.
          -----------------------

          Item 2 is hereby amended to remove Andrew M. Paul, Lawrence B. Sorrell and Rudolph E. Rupert as managing members of VIII Associates, IX Associates and CP III Associates, and to add D. Scott Mackesy, John D. Clark, James R. Matthews and Sanjay Swani as managing members of VIII Associates and IX Associates.

Item 4.   Purpose of Transaction.
          ----------------------

          Item 4 is hereby amended and restated to read in its entirety as follows:

          The Reporting Persons have acquired securities of the Issuer for investment purposes. As provided for by the Amended and Restated Shareholders Agreement referred to below, Anthony J. deNicola joined the Issuer's Board of Directors in July 2000 as the nominee of the Reporting Persons. The Reporting Persons have the right to designate one additional nominee to join the Issuer's Board of Directors. As of the date hereof, the Reporting Persons have not designated any such nominee.

          Pursuant to the Shareholders Agreement referred to in Item 6 of the
Schedule 13D, which was amended and restated October 23, 2000 (the "Amended and Restated Shareholders Agreement"), the Shareholders and certain of their affiliates agreed to certain standstill provisions, including that until October 23, 2010 they will not, except in certain circumstances permitted in the Amended and Restated Shareholders Agreement, purchase or otherwise acquire any additional voting or debt securities of the Issuer. On November 8, 2002, the Shareholders entered into a modification to the Amended and Restated Shareholders Agreement (the "Modification"). Pursuant to the Modification, the Issuer agreed to waive the standstill provisions set forth in the Amended and Restated Shareholders Agreement as those provisions apply to the Issuers 13.0% Senior Notes due 2010 (the "Notes"), for the period commencing on the date of the execution of the Modification and ending on the earlier of (a) March 1, 2003 or (b) in the event the Issuer commences a tender or exchange offer which satisfies certain requirements (an "Approved Offer"), the date of termination of such Approved Offer (such period to be referred to

CUSIP No. 67019U 10 1                                          Page 6 of 9 Pages

as the "Standstill Waiver Period"). The Reporting Persons are under no obligation to purchase any Notes and are presently evaluating whether to purchase any Notes. Pursuant to the Modification the Shareholders also agreed that, in the event the Issuer commences an Approved Offer for the Notes during the Standstill Waiver Period, they would, during the Standstill Waiver Period, validly tender or exchange, as the case may be, a certain percentage of the Notes then held by them or their affiliates, in connection with such Approved Offer. Such tender or exchange, and the percentage of Notes to be so tendered or exchanged, is conditioned on the tender or exchange of a certain percentage of Notes then outstanding and not held by the Shareholders or their affiliates. The Modification is incorporated herein as Exhibit A hereto by reference to Exhibit
4.1 to the Report on Form 8-K filed by the Issuer on November 8, 2002, and any description thereof is qualified in its entirety by reference thereto.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended and restated to read in its entirety as follows:

          The following information is based on a total of 17,318,052 shares of Common Stock outstanding as of August 12, 2002, as reported in the Issuer's Report on Form 10-Q for the period ended June 30, 2002, filed with the Commission on August 14, 2002, and gives effect to the conversion of all shares of Series B Preferred and Series C Preferred, and exercise of all Warrants, held by each entity and person named below.

          (a)

          WCAS VIII and VIII Associates
          -----------------------------

          WCAS VIII owns 4,329,727 shares of Common Stock, or approximately 20.0% of the Common Stock outstanding. VIII Associates, as the general partner of WCAS VIII, may be deemed to beneficially own the securities owned by WCAS VIII.

          WCAS IX and IX Associates
          -------------------------

          WCAS IX owns 4,329,727 shares of Common Stock, or approximately 20.0% of the Common Stock outstanding. IX Associates, as the general partner of WCAS IX, may be deemed to beneficially own the securities owned by WCAS IX.

          WCAS CP III and CP III Associates
          ---------------------------------

          WCAS CP III owns 300,000 shares of Common Stock, or approximately 1.7% of the Common Stock outstanding. CP III Associates, as the general partner of WCAS CP III, may be deemed to beneficially own the securities owned by WCAS CP III.

          Managing Members of VIII Associates, IX Associates and
          CP III Associates
          ------------------------------------------------------

          (i) Patrick J. Welsh owns 54,877 shares of Common Stock, or

CUSIP No. 67019U 10 1                                          Page 7 of 9 Pages

approximately 0.3% of the Common Stock outstanding.

          (ii) Russell L. Carson owns 54,877 shares of Common Stock, or approximately 0.3% of the Common Stock outstanding.

          (iii) Bruce K. Anderson owns 54,877 shares of Common Stock, or approximately 0.3% of the Common Stock outstanding.

          (iv) Thomas E. McInerney owns 54,877 shares of Common Stock, or approximately 0.3% of the Common Stock outstanding.

          (v) Robert A. Minicucci owns 28,378 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

          (vi) Anthony J. deNicola owns 15,770 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

          (vii) Paul B. Queally owns 11,888 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

          (viii) Jonathan M. Rather owns 919 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (ix) D. Scott Mackesy owns 121 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (x) John D. Clark owns 360 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (xi) Sanjay Swani owns 320 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The managing members of VIII Associates, IX Associates and CP III Associates may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer owned by WCAS VIII, WCAS IX and WCAS CP III, respectively. Each of the managing members of VIII Associates, IX Associates and CP III Associates disclaims beneficial ownership of all securities other than those he owns directly or by virtue of his indirect pro rata interest, as a managing member of VIII Associates, IX Associates and/or CP III Associates, in the securities owned by WCAS VIII, WCAS IX and/or WCAS CP III.

          (c) None of the entities or persons named in Item 2 has effected any transaction in the securities of the Issuer in the past 60 days.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by WCAS VIII, WCAS IX or WCAS CP III.

          (e) Not Applicable.

CUSIP No. 67019U 10 1                                          Page 8 of 9 Pages

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities
          of the Issuer.
          ------------------------------------------

          Item 6 is hereby amended by adding the following thereto:

          As described in Item 4 above, pursuant to the Modification, certain modifications and waivers were made to certain terms of the Amended and Restated Shareholders Agreement.

Item 7.   Material to Be Filed as Exhibits.
          --------------------------------

          Exhibit A - Modification (incorporated by reference to Exhibit 4.1 to the Report on Form 8-K filed by the Issuer on November 8, 2002)

CUSIP No. 67019U 10 1                                          Page 9 of 9 Pages














                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                                    By:  WCAS VIII Associates, LLC,
                                            General Partner

                                    By: /s/ Jonathan M. Rather
                                       -----------------------------
                                            Managing Member


                                    WELSH, CARSON, ANDERSON & STOWE IX, L.P.
                                    By:  WCAS IX Associates, LLC,
                                            General Partner

                                    By: /s/ Jonathan M. Rather
                                       -----------------------------
                                            Managing Member


                                    WCAS CAPITAL PARTNERS III, L.P.
                                    By:  WCAS CP III Associates, LLC,
                                            General Partner

                                    By: /s/ Jonathan M. Rather
                                       -----------------------------
                                            Managing Member



Dated: November 13, 2002